FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES THAT SBE BECAME ITS WHOLLY OWNED SUBSIDIARY

(Santiago, April 11th, 2003) CCU (NYSE: CU) informs that Southern Breweries Establishment (SBE) became its wholly owned subsidiary. SBE was the former controlling entity of Karlovacka pivovara d.d. recently acquired by Heineken.

Yesterday, Compañía Cervecerías Unidas S.A., Cayman Islands Branch (CCU Cayman Branch) bought from Lanzville Investments Establishment the whole of its stake in SBE. Therefore, each of Inversiones ECUSA S.A. and CCU Cayman Branch currently owns 50% of SBE.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the third-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine exporter, the largest Chilean mineral water producer, the leader in the bottled nectar category in Chile and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.